

June 12, 2014

Via E-mail
Richard Xu
President and Director
Sino Mercury Acquisition Corp.
590 Madison Avenue, 21st Floor
New York, NY 10022

Re: **Sino Mercury Acquisition Corp.**
Confidential Draft Registration Statement on Form S-1
Submitted May 16, 2014
CIK No. 0001608269

Dear Mr. Xu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. Please provide the disclosure required by Item 103 of Regulation S-K or advise.

5. Please disclose any prior performance information for other SPACs with which your control persons previously were or are concurrently associated or advise.

Prospectus Cover Page

6. Please revise your disclosure to make the cover page more legible, including increasing the font size to at least 10-point modern type. Please refer to Rule 420 of Regulation C and Item 501 of Regulation S-K.

7. We note that your initial stockholders have "agreed to introduce the underwriters in this offering to investors that are interested in purchasing at least $30,000,000 of the units being offered." We further note your disclosure that it "is a condition of this offering that at least $10,000,000 of the units being offered hereby are purchased by investors introduced by our initial stockholders…" Please advise whether the securities have already been offered to these individuals and whether a commitment has been received from these individuals to purchase these securities. We may have further comment.

Prospectus Summary, page 1

Private Placements, page 3

8. We note your disclosure that your initial stockholders purchased 1,150,000 shares of common stock for an aggregate purchase price of $25,000, or approximately $0.02 per share. Please revise to disclose how you determined the purchase price of the insider shares.

9. We note that, with respect to the insider shares and the private units, the initial stockholders have agreed to certain voting provisions, to certain provisions with respect to an amendment to your amended and restated certificate of incorporation, to certain conversion provisions and to waive certain liquidation distribution rights. Please revise your disclosure to indicate whether these provisions were provided in written agreements, and if so, please file such agreements as exhibits to this registration statement or advise.

10.   We note your disclosure in the second bullet point on page 8. Please expand your disclosure to provide more detail regarding the expenses that will be reimbursed. Please disclose any such expenses to date.

Risk Factors, page 14

11.   Please revise your filing to include a risk factor addressing that there is no net-cash settlement of the rights.

12.   We note your risk factor disclosure on page 16. To the extent applicable, please also include risk factor disclosure regarding the timing delays that may be associated with these third party claims or the filing of bankruptcy.

13.   We note your risk factor disclosure on page 17. To the extent applicable, please also include a risk factor discussing the fact that insiders who purchase shares in the private placement may be able to exercise their warrants at times that the purchasers in the IPO may not.

Dilution, page 36

14.   Please revise your filing to disclose that the dilution table does not include the impact of issuing additional private units if investors introduced by the initial stockholders do not purchase at least $30,000,000 of the units being offered.

15.   Please clarify that the first table does not take into account the over-allotment. Also, for both tables, please indicate by footnote or in tabular format what the per-share dilution would be when the over-allotment is taken into account.

16.   We note your disclosure in footnote (1) in the second table. Please separately break out the average price per share for the initial/insider shares and the private shares.

Facilities, page 56

17.   We note your disclosure that your office space in New York is being provided by an affiliate at no cost. Please revise your disclosure to identify the affiliate. Please also revise to describe this arrangement in your "Related Party Transactions" and "Certain Transactions" sections. In addition, we note your disclosure that you also have offices in Beijing, China. Please disclose if these offices are also provided by an affiliate at no cost and, if so, revise to identify the affiliate.

Employees, page 56

18.   Please revise to disclose the amount of time your executive officers will devote to the business.

Conflicts of Interest, page 64

19.   In the third bullet, please describe this conflict and its potential consequences in greater detail. We note your related disclosure on page 18.

Principal Stockholders, page 67

20.   We note you reference your "initial stockholders" throughout the document. We further note your disclosure under this heading that you only have one stockholder, Best Apex Limited, of which Mr. Hao is the sole officer and director. Please revise your disclosure in footnote 3 to clarify whether Mr. Hao controls the voting and dispositive power of the common stock owned by Best Apex Limited. In addition, to the extent that Mr. Hao is the sole initial stockholder please revise throughout the document to clarify that you have only one initial stockholder.

Underwriting, page 78

21.   Please revise to disclose any historical banking and commercial dealings between the underwriter(s) and the company or its affiliates, or confirm that there have been no such dealings.

Financial Statements

Notes to Financial Statements, page F-7

Note 3 – Proposed Public Offering, page F-10

22.   If true, please tell us and revise your footnote to disclose that the over-allotment option to purchase 600,000 units does not allow for net-cash settlement.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-3

23.   Please revise your disclosure to name the "stockholder" and the "initial stockholders" under this heading. Please refer to Item 701(b) of Regulation S-K.

Item 16. Financial Statements and Exhibits, page II-4

24.   Please advise us as to whether you intend to file a legal opinion. We note your disclosure regarding legal matters on page 81.

25.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Senior Counsel

cc: Jeffrey M. Gallant
       Graubard Miller
       Via E-mail